UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 10, 2023

BLUE WORLD ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41256	N/A
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

244 Fifth Avenue, Suite B-88
 New York, NY 10001

(Address of principal executive offices)

(646) 998-9582

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one Class A Ordinary Share, $0.0001 par value, one-half of one redeemable Warrant, each whole warrant to acquire one Class A Ordinary Share, and one Right to acquire one-tenth of one Class A Ordinary Share	BWAQU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	BWAQ	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	BWAQW	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-tenth of one Class A Ordinary Share	BWAQR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On August 10, 2023, Blue World Acquisition Corporation (“BWAQ”) entered into an Agreement and Plan of Merger (as the same may be amended, restated or supplemented, the “Merger Agreement”) with TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”), TOYOone Limited, a Cayman Islands exempted company (“Merger Sub”), TOPTOYO INVESTMENT PTE. LTD., a Singapore private company limited by shares (“SinCo”), Vietnam Sunergy Cell Company Limited, a Vietnamese company, (the “Company”, together with PubCo, Merger Sub and SinCo, the “Group Companies”, or each individually, a “Group Company”), Vietnam Sunergy Joint Stock Company, a Vietnam joint stock company (“VSUN”), and Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”, together with VSUN, the “Shareholders”, or individually, a “Shareholder”).

The Company, originating from the Bloomberg NEF Tier 1 listed solar module producer, VSUN, operates out of Phu Tho Province, Vietnam. The Company’s core operations involve the manufacturing and sales of solar cells.

Pursuant to the Merger Agreement, (a) the Group Companies, VSUN and Fuji Solar shall consummate a series of transactions involving the Group Companies, including (A) PubCo acquiring one hundred percent (100%) of the issued and paid-up share capital of SinCo from Fuji Solar in exchange for one (1) ordinary share of PubCo, par value US$0.0001 per share (the “PubCo Ordinary Shares” and such transaction, the “Share Exchange”), and (B) SinCo acquiring one hundred percent (100%) of the issued and outstanding shares of capital stock of the Company from VSUN at an aggregate consideration of no less than US$50,000,000 (the “SinCo Acquisition,” and together with the Share Exchange, the “Pre-Merger Reorganization”), as a result of which (i) SinCo shall become a wholly-owned subsidiary of PubCo, (ii) the Company shall become a wholly-owned subsidiary of SinCo; and (iii) immediately prior to the closing of the SinCo Acquisition, Fuji Solar (the “Seller”) shall hold an aggregate of 41,000,000 PubCo Ordinary Shares, representing all issued and outstanding share capital of PubCo, and (b) following the consummation of the Pre-Merger Reorganization, BWAQ shall merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”), as a result of which, among other things, all of the issued and outstanding securities of BWAQ immediately prior to the filing of the plan of merger with respect to the Merger (the “Plan of Merger”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Merger (the “Merger Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of PubCo, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the provisions of the Companies Act (Revised) of the Cayman Islands and other applicable laws. The Merger, the Pre-Merger Reorganization and each of the other transactions contemplated by the Merger Agreement or any of the other relevant transactional documents are collectively referred to as “Transactions.”

Earnout Escrow

Pursuant to the Merger Agreement, at or prior to the closing of the Merger (the “Merger Closing”), an aggregate of 13,000,000 PubCo Ordinary Shares held by Fuji Solar (the “Earnout Shares”) will be deposited with an escrow agent in a segregated escrow account (the “Earnout Escrow Account”) pursuant to an escrow agreement effective upon the Merger Closing and will be released from the Earnout Escrow Account and delivered to the Seller as following:

(a)	Following the Merger, if the net profit of PubCo for the fiscal year ending December 31, 2024 as shown on the audited financial statements of PubCo for the fiscal year ending December 31, 2024 (such net profit, the “2024 Audited Net Profit”) is no less than US$41,000,000, the Earnout Shares shall immediately become vested in full and be released from the Earnout Escrow Account to the Seller; and

(b)	If the 2024 Audited Net Profit is less than US$41,000,000, then (X) the portion of the Earnout Shares in number equal to (i) the quotient of (a) the 2024 Audited Net Profit divided by (b) US$41,000,000, multiplied by (ii) 13,000,000 PubCo Ordinary Shares, rounded up to the nearest whole number, shall become immediately vested and be released from the Earnout Escrow Account to the Seller, and (Y) the remaining portion of the Earnout Shares shall be surrendered or otherwise delivered by the Seller to PubCo for no consideration or nominal consideration and cancelled by PubCo.

Representations and Warranties

Under the Merger Agreement, the Shareholders, the Group Companies and BWAQ, have each made customary representations and warranties to each other, including without limitation as to such parties’ organization and standing, due authorization, ownership, no conflict, governmental authorities and consents, litigation and proceedings, and in the case of the Group Companies, its capitalization, financial statements and internal control, liabilities, legal compliance, contracts, benefit plans, labor matters, taxes, insurance, licenses, equipment and tangible assets, real property, intellectual property, privacy and cybersecurity, environmental matters, anti-corruption compliance, anti-money laundering and trade compliance, vendor, government contracts, brokers’ fees, foreign private issuer and emerging growth company status, no China-based entity, and certain other matters, and in the case of BWAQ, its disclosure and listing compliance as a public company, internal control and financial statement, governmental authorities and consent, trust account, Investment Company Act matters, liabilities, capitalization, brokers’ fees, indebtedness, transaction financing, and certain other matters. Except in the case of actual fraud, the representations and warranties in the Merger Agreement will not survive the Merger Closing.

Covenants and Agreements of the Parties

The Merger Agreement also contains covenants of the parties regarding their conduct during the period between the signing of the Merger Agreement and the earlier of the Merger Closing or the termination of the Merger Agreement, including covenants regarding, among other things, (i) commercially reasonable efforts to obtain regulatory approvals required by relevant laws and regulations to consummate the Transactions, (ii) the provision of access to their books and records, preparation of registration statement including the proxy statement contained therein to be filed with the SEC (the “Proxy/Registration Statement”), and holding shareholder meeting or soliciting written shareholders consent and obtaining their perspective shareholder approvals for the Transactions, as applicable, (iii) other support activities for consummation of the Transactions, (iv) public announcements related to the Transactions, (v) confidentiality, (vi) transfer taxes matters, (vii) tax matters, (viii) cooperation among the parties to search for and obtain financing to consummate the Transactions, (ix) using reasonable best efforts to take actions necessary, proper or advisable to consummate the Transaction Financings, (x) entry of employment agreements with each executive officers of the Company by the Company, (xi) appointment of officers and directors of PubCo, (xii) maintenance of indemnifications and insurances for officers and directors, (xiii) required filings or applications for compliance with antitrust related laws and regulations, and (xiv) promptly notification of litigations related to the Transactions and the officers and directors of the Group Companies or SPAC.

The Group Companies and the Shareholders also agreed, as applicable, (i) with respect to each of the Group Companies, except as otherwise contemplated by the Merger Agreement, to use reasonable best efforts to operate its business in the ordinary course consistent with past practice and comply with applicable corporate documents, (ii) with respect to the applicable Group Company, to provide audited financial statements, and, with respect to each Group Company, to assist BWAQ to prepare its financial statements in connection with the relevant SEC filings, (iii) with respect to each Group Company, not to solicit or respond to any alternative proposals, (iv) to provide reasonable assistance in connection with the consummation of the Transactions, (v) with respect to each Group Company, to provide updates with respect to their business developments, (vi) to comply with applicable laws and regulations with respect to material nonpublic information, (vii) to use best efforts to support the consummation of the Transactions, (viii) with respect to the Shareholders and SinCo, to obtain relevant regulatory approvals in connection with SinCo Acquisition, (ix) with respect to PubCo, to adopt an equity incentive plan (“PubCo ESOP”) prior to the Merger Closing, (x) with respect to PubCo, to adopt amended and restated memorandum and articles of association, (xi) with respect to PubCo, to use reasonable best effort to support Nasdaq listing application and consummation of the Transactions.

The Merger Agreement also includes certain covenants on BWAQ requiring BWAQ to, among other things, (i) make appropriate arrangements for disbursements of the funds in the trust account of BWAQ in accordance with the Investment Management Trust Agreement, dated as of January 31, 2022, as amended on May 2, 2023 and June 30, 2023, between BWAQ and Continental Stock Transfer & Trust Company, as trustee (the “Trust Agreement”), (ii) use reasonable best efforts to ensure BWAQ remains listed as a public company and retain the listing for the BWAQ’s securities on Nasdaq through the Merger Closing, (iii) not solicit or respond to any alternative proposals, (iv) use reasonable best efforts to operate its business in the ordinary course consistent with past practice and comply with applicable corporate documents, (v) file reports with the SEC as required and comply with relevant reporting rules and regulations, (vi) notify the Group Companies of litigations related to the Transactions and the officers and directors of BWAQ, (vii) use best efforts to cause Blue World Holdings Limited, the sponsor of BWAQ (“Sponsor”), to support the monthly extensions of BWAQ’s terms until February 1, 2024, to cause the underwriter of BWAQ’s initial public offering to irrevocably consent to convert the entire amounts due to them for their deferred underwriting commission into 322,000 PubCo Ordinary Shares at $10 per share upon the Merger Closing (the “Underwriter’s Consent”), and the Sponsor or other persons entitled to receive repayment of the Working Capital Loans (as defined in the Merger Agreement) to irrevocably consent to convert the entire amounts due under the Working Capital Loans into SPAC Units (as defined in the Merger Agreement) immediately prior to the Merger Closing (the “Working Capital Loans Conversion Consent”), (viii) use best efforts to obtain financing in connection with the Transactions, (ix) take reasonable steps to ensure compliance in accordance with Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (x) provide updates with respect to its business developments.

Conditions to Consummation of the Transactions

Consummation of the Transactions is subject to the satisfaction or waiver by the respective parties of a number of conditions, including the approval of the Merger Agreement and the Transactions by BWAQ’s shareholders.

Other conditions to each party’s obligations include, among other things: (i) the Merger Agreement and the Transactions having been approved by the shareholders of PubCo, (ii) the Proxy/Registration Statement having become effective, (iii) PubCo’s application as a foreign private issuer, PubCo’s listing applications and listing applicable of PubCo’s securities to be issued in connection with the Transactions having been approved by Nasdaq, subject only to official notice of issuance thereof, (iv) all relevant regulatory approvals necessary to consummate the Transactions having been obtained, (v) no order, judgment, injunction, decree, writ, stipulation, determination or award having been enacted or promulgated enjoining or prohibiting the consummation of the Transactions; (vi) completion of the Pre-Merger Reorganization, (vii) no Group Company Material Adverse Effect (as defined in the Merger Agreement), (viii) no less than $5,000,0001of the net tangible assets of PubCo upon the Merger Closing, (ix) adoption of the PubCo ESOP, (x) fully execution and delivery of the relevant documents related to the Merger Agreement and the Transactions. Other conditions to BWAQ’s obligations include, among other things, delivery of the Audited Financial Statements (as defined in the Merger Agreement) by the Group Companies to BWAQ. Other conditions to the Group Companies’ and the Shareholders’ obligations include, among other things, (i) at least $29,500,000 Available Closing Cash (as defined in the Merger Agreement) immediately prior to or upon the Merger Closing, and (ii) consummation of the conversions pursuant to the Underwriter’s Consent and the Working Capital Loans Conversion Consent.

Termination

The Merger Agreement may be terminated by BWAQ or the Company under certain circumstances, including, among other things, (i) by mutual written consent of the Company and BWAQ, (ii) by the Company or BWAQ, if any laws (whether temporary, preliminary or permanent) or governmental order makes the Transactions illegal or which otherwise prevents or prohibits consummation of the Transactions, other than any such restraint that is immaterial, (iii) by the Company, if BWAQ fails to obtain the required vote at a shareholder meeting duly convened therefor or at any adjournment or postponement thereof, (iv) by BWAQ, upon certain breach of the representation, warranty, covenant or agreement as set forth in the Merger Agreement by the Group Companies or Shareholders and failure to cure such breach within a certain period, or (v) by the Company, upon certain breach of the representation, warranty, covenant or agreement as set forth in the Merger Agreement and failure to cure such breach within a certain period.

Governing Law and Dispute Resolution

The Merger Agreement is governed by the laws of State of New York without giving effect to principles or rules of conflicts of law that would result in the application of the substantive law of another jurisdiction. All claims arising out of or related to the Merger Agreement or the Transactions shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (HKIAC) under the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted. The arbitration award shall be final and binding on the parties and the parties undertake to carry out any award without delay.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K (this “Report”) as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Merger Agreement.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as exhibits. Shareholders and other interested parties are urged to read such Related Agreements in their entirety.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, on August 10, 2023, the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with BWAQ and PubCo, pursuant to which the Sponsor agreed to vote all the Subject Shares (as defined in the Sponsor Support Agreement) (such shares, the “Sponsor Subject Shares”) in favor of each of the shareholder proposals in connection with the Transactions. The Sponsor has further agreed that, except as set forth in the Sponsor Support Agreement, the Sponsor will not transfer the Sponsor Subject Shares from the date of the Sponsor Support Agreement until the earlier of the date of termination of the Sponsor Support Agreement or the date on which the Merger Closing actually occurs (the “Merger Closing Date”). The Sponsor has also agreed on other matters to provide support for the Transactions as described below.

Sponsor Earnout Equities

Pursuant to the Sponsor Support Agreement, at the Merger Closing, the Sponsor will irrevocably surrender certain amount of the Sponsor Earnout Equities (as defined below) for cancellation pursuant to the applicable subsection below if any of the events described in the applicable subsection below occurs at the Merger Closing.

(i)	In the event that (a) the aggregate amount of the Transaction Financings (as defined in the Merger Agreement) that are not Company-initiated Transaction Financings (as defined in the Sponsor Support Agreement) (the “Aggregate Financing Amount”) is less than $20,000,000, and (b) the closing condition of Available Closing Cash (as defined in the Merger Agreement) set forth in Section 11.3(d) of the Merger Agreement is waived by the Company and the Shareholders, all of the Sponsor Earnout Equities shall be immediately surrendered by the Sponsor to BWAQ for cancellation without any consideration;

(ii)	in the event that (a) the Aggregate Financing Amount equals or exceeds $20,000,000 but is less than $40,000,000, (b) the closing condition of Available Closing Cash set forth in Section 11.3(d) of the Merger Agreement is waived by the Company and the Shareholders, and (c) the Sponsor has not made up the applicable shortfall (as described below) through subscription of newly issued Class A ordinary shares of BWAQ (“BWAQ Class A Ordinary Shares”) prior to the Merger Closing, the number of the Sponsor Earnout Equities that shall automatically be converted into the right to receive PubCo Ordinary Shares at the Merger Effective Time shall equal the product of (x) the number of Sponsor Earnout Equities and (y) the ratio of (A) Aggregate Financing Amount divided by (B) $40,000,000, which product shall be rounded down to the nearest whole number, and all remaining Sponsor Earnout Equities shall be immediately surrendered by the Sponsor to BWAQ for cancellation without any consideration.

The “Sponsor Earnout Equities” include 2,280,000 Class B ordinary shares of BWAQ (such Class B ordinary shares, the “BWAQ Founder Shares”) held by the Sponsor, excluding (i) 400,000 BWAQ Founder Shares to be distributed by the Sponsor to its employees or advisors prior to the Merger Closing, (ii) 100,000 BWAQ Founder Shares to be transferred by the Sponsor to Fuji Solar immediately prior to or upon the Merger Closing, and (iii) 400,000 BWAQ Founder Shares to be transferred to Fuji Solar promptly following the execution of the Sponsor Support Agreement (if such transfer is not completed prior to the Merger Closing) in accordance with a share subscription agreement between the Sponsor and Fuji Solar pursuant to which Fuji Solar purchased 2,500 preference shares of the Sponsor for a total purchase price of $1,200,000, which entitles Fuji Solar to receive 400,000 BWAQ Founder Shares from the Sponsor. The proceeds of such subscription have been used by the Sponsor to fund the trust account of BWAQ to effectuate the extensions of the period that BWAQ is permitted to complete the Business Combination (as defined in the Merger Agreement) as a part of the agreed terms and conditions provided in a letter of intent dated January 31, 2023 between BWAQ, the Company and VSUN.

Shortfalls

The Sponsor has also agreed, in connection with the Transactions, to either subscribe newly issued BWAQ Class A Ordinary Shares or surrender a certain number of the BWAQ Founder Shares, each valued at $10.00 per share, to make up the shortfall in the aggregate value equal to:

(i)	if the investors in the PIPE Financing (as defined in the Merger Agreement) seek to purchase PubCo Ordinary Shares at a per share purchase price less than $10.00 per share, subject to adjustments set forth in the Sponsor Support Agreement (the “Benchmark Price”), the difference between the aggregate value of the PubCo Ordinary Shares issued to such investors in such PIPE Financing valued at the Benchmark Price and the proceeds actually received by PubCo in connection with such PIPE Financing;

(ii)	if the SPAC Transaction Expenses (as defined in the Merger Agreement) exceed $2,500,000, the difference between the SPAC Transaction Expenses and $2,500,000; and

(iii)	if the Aggregate Financing Amount equals or exceeds $20,000,000 but is less than $40,000,000, the Sponsor may, prior to the Merger Closing, at its discretion, subscribe for additional BWAQ Class A Ordinary Shares at $10.00 per share, as adjusted if applicable, in cash in full in immediately available funds prior to the Merger Closing, at the aggregate value equal to the difference between US$40,000,000 and the Aggregate Financing Amount.

Transaction Financing

Pursuant to the Sponsor Support Agreement, each of BWAQ, the Sponsor and PubCo agreed to ensure the terms and conditions of any Transaction Financing be mutually agreed by the PubCo and BWAQ. BWAQ and the Sponsor also has agreed that the gross proceeds of ant Private Financing (as defined in the Merger Agreement) pursuant to which investors will invest in BWAQ will be deposited in a segregated escrow account and be irrevocably and unconditionally released to PubCo at the Merger Closing (or another time mutually agreed by PubCo and the investors). PubCo has also agreed to cause the other Group Companies or its Shareholders not to consummate any equity financing of VSUN or the Company prior to the Merger Closing, other than the Transaction Financings.

A copy of the Sponsor Support Agreement is filed with this Report as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement.

Shareholder Lock-Up and Support Agreement

In connection with the execution of the Merger Agreement, on August 10, 2023, BWAQ, PubCo and Fuji Solar entered into a Shareholder Lock-Up and Support Agreement (the “Shareholder Lock-Up and Support Agreement”), pursuant to which, Fuji Solar has agreed not to, except as set for therein, among other things, transfer any of the Subject Shares (as defined in the Shareholder Lock-Up and Support Agreement) (such shares, the “Fuji Subject Shares”) or grant any proxies or enter into any voting arrangements with respect to the Fuji Subject Shares.

Further, Fuji Solar has irrevocably agreed not to transfer any Shareholder Lock-Up Securities (as defined below) or engage in any short sales with respect to any securities of PubCo during the Shareholder Lock-Up Period (as defined below).

The “Shareholder Lock-up Securities” include (A) PubCo Ordinary Shares held by Fuji Solar immediately after the Merger Closing, (B) PubCo Ordinary Shares issuable upon the exercise of options or warrants to purchase PubCo Ordinary Shares held by Fuji Solar immediately after the Merger Closing (along with such options or warrants themselves), and (C) any PubCo Ordinary Shares acquirable upon the conversion, exercise or exchange of any securities convertible into or exercisable or exchangeable for PubCo Ordinary Shares held by Fuji Solar immediately after the Merger Closing (along with securities themselves), and exclude (i) 100,000 PubCo Ordinary Shares converted from 100,000 BWAQ Founder Shares upon the Merger Closing to be transferred by the Sponsor to Fuji Solar prior to or upon the Merger Closing, and (ii) 400,000 PubCo Ordinary Shares converted from 400,000 BWAQ Founder Shares upon the Merger Closing which will be transferred by the Sponsor to Fuji Solar after the date of the Shareholder Lock-Up and Support Agreement and before the Merger Closing. The number of PubCo Ordinary Shares shall be adjusted for share splits, share dividends, reorganizations, recapitalizations and the like occurred after the date of the Shareholder Lock-Up and Support Agreement.

The “Shareholder Lock-up Period” means the period commencing on the Merger Closing Date and ending on the date that is the earlier to occur of (A)(i) for 20% of the PubCo Ordinary Shares held, issuable, exercisable, exchangeable, or acquirable in respect of any Shareholder Lock-up Securities, six (6) months after the Merger Closing Date, (ii) for 30% of the PubCo Ordinary Shares held, issuable, exercisable, exchangeable, or acquirable in respect of any Shareholder Lock-up Securities, twelve (12) months after the Merger Closing Date, and (iii) for 50% of PubCo Ordinary Shares held, issuable, exercisable, exchangeable, or acquirable in respect of any Shareholder Lock-up Securities, eighteen (18) months after the Merger Closing Date, with the percentages set forth in this sentence applying to the aggregate holdings of the Shareholder Lock-Up Securities held by all entities and individuals constituting Shareholder; or (B) for all and any Shareholder Lock-up Securities, the Automatic Release. The “Automatic Release” occurs upon the earlier of the following events after the Merger Closing: (i) the date on which the closing price of each PubCo Ordinary Share as reported by Bloomberg or, if not available on Bloomberg, as reported by Morningstar equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Merger Closing Date, or (ii) the date there is a Change of Control (as defined in the Shareholder Lock-Up and Support Agreement).

A copy of the Shareholder Lock-Up and Support Agreement is filed with this Report as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the Shareholder Lock-Up and Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Shareholder Lock-Up and Support Agreement.

Sponsor Lock-Up Agreement

In connection with the Transactions, prior to the Merger Effective Time, the Sponsor and PubCo will enter into a Sponsor Lock-Up Agreement (the “Sponsor Lock-Up Agreement”), pursuant to which, the Sponsor will irrevocably agree not to transfer any Sponsor Lock-Up Securities (as defined below) or engage in any short sales with respect to any securities of PubCo during the Sponsor Lock-Up Period. The “Sponsor Lock-Up Securities” include (i) PubCo Ordinary Shares issued to the Sponsor and its assignees in exchange of their SPAC Ordinary Shares (as defined in the Merger Agreement) (including but not limited to SPAC Ordinary Shares converted from SPAC Units (as defined in the Merger Agreement) immediately prior to the Merger Effective Time) upon the Merger Closing, (ii) PubCo Warrants (as defined in the Merger Agreement) issued to the Sponsor and its assignees in exchange for their SPAC Warrants (as defined in the Merger Agreement) (including but not limited to SPAC Warrants converted from SPAC Units immediately prior to the Merger Effective Time) upon the Merger Closing and PubCo Ordinary Shares issuable upon the exercise of such PubCo Warrants to purchase PubCo Ordinary Shares held by the Sponsor and its assignees immediately after the Merger Closing, and (iii) PubCo Ordinary Shares issued to the Sponsor and its assignees upon the cancellation of the right to receive PubCo Ordinary Shares in exchange for SPAC Rights (as defined in the Merger Agreement) converted from the SPAC Units upon the Merger Closing, and exclude 400,000 PubCo Ordinary Shares held by the Sponsor immediately after the Merger Closing upon distribution by the Sponsor of such shares to its employees or advisors, provided that, such excluded securities shall remain Sponsor Lock-up Securities prior to the above referenced distribution or transfer. The number of PubCo Ordinary Shares shall be adjusted for share splits, share dividends, reorganizations, recapitalizations and the like occurred after the date of the Sponsor Lock-Up Agreement.

The “Sponsor Lock-up Period” means the period commencing on the Merger Closing Date and ending on the date that is the earlier to occur of (A)(i) for 20% of the PubCo Ordinary Shares held, issuable, exercisable, exchangeable, or acquirable in respect of any Sponsor Lock-up Securities, six (6) months after the Merger Closing Date, (ii) for 30% of the PubCo Ordinary Shares held, issuable, exercisable, exchangeable, or acquirable in respect of any Sponsor Lock-up Securities, twelve (12) months after the Merger Closing Date, and (iii) for 50% of PubCo Ordinary Shares held, issuable, exercisable, exchangeable, or acquirable in respect of any Sponsor Lock-up Securities, eighteen (18) months after the Merger Closing Date, with the percentages set forth in this sentence applying to the aggregate holdings of the Sponsor Lock-Up Securities held by all entities and individuals constituting Sponsor; or (B) for all and any Sponsor Lock-up Securities, the Automatic Release.

A copy of the form of Sponsor Lock-Up Agreement is filed with this Report as Exhibit 10.3 and is incorporated herein by reference. The foregoing description of the Sponsor Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Lock-Up Agreement.

Form of Registration Rights Agreement

The Merger Agreement contemplates that, prior to the Merger Effective Time, PubCo, Fuji Solar, the Sponsor, and certain other parties thereto will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which PubCo will grant certain registration rights with respect to PubCo securities held by such holders following the Merger Closing.

A copy of the form of Registration Rights Agreement is filed with this Report as Exhibit 10.4 and is incorporated herein by reference. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement.

Form of Warrant Assumption Agreement

The Merger Agreement contemplates that, immediately prior to or upon the Merger Effective Time, PubCo, BWAQ and Continental Stock Transfer & Trust Company, LLC (the “Warrant Agent”) will enter into an assignment, assumption and amended & restated warrant agreement (the “Warrant Assumption Agreement”), which amends that certain Warrant Agreement, dated as of January 31, 2022, by and between BWAQ and the Warrant Agent (the “Existing Warrant Agreement”), pursuant to which (a) BWAQ will assign to PubCo, and PubCo will assume, all of BWAQ’s right, title and interest in and to the Existing Warrant Agreement, and (b) each whole BWAQ warrant shall be modified to no longer entitle the holder to purchase ordinary shares of BWAQ and instead acquire an equal number of PubCo Ordinary Shares per BWAQ warrant, subject to adjustment as described therein.

A copy of the form of Warrant Assumption Agreement is filed with this Report as Exhibit 10.5 and is incorporated herein by reference. The foregoing description of the Warrant Assumption Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Warrant Assumption Agreement.

Item 7.01 Regulation FD Disclosure.

On August 10, 2023, BWAQ and the Company issued a joint press release announcing the execution of the Merger Agreement and the proposed Transactions, a copy of which is furnished as Exhibit 99.1 to this Report and incorporated into this Item 7.01 by reference.

The information in this Item 7.01, including Exhibits 99.1, is being furnished pursuant to Item 7.01 and shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act. This Report should not be deemed an admission as to the materiality of any information contained in the investor presentation. The Company does not undertake any obligation to update the investor presentation.

Forward-Looking Statements

This Report includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “aim,” “plan,” “project,” “forecast,” “should,” “would,” or variations of such words or by expressions of similar meaning. Such forward-looking statements, including statements regarding anticipated financial and operational results, projections of market opportunity and expectations, the estimated post-transaction enterprise value, the advantages and expected growth of the combined company, the cash position of the combined company following the closing, the ability of the Company and BWAQ to consummate the proposed Transactions and the timing of such consummation, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in BWAQ’s Annual Report on Form 10-K initially filed with the SEC on September 16, 2022, as amended on April 7, 2023 and May 11, 2023 (the “Form 10-K”), BWAQ’s final prospectus dated January 31, 2023 filed with the SEC (the “Final Prospectus”) related to BWAQ’s initial public offering, and in other documents filed by BWAQ with the SEC from time to time. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: the Company’s or the combined company’s limited operating history; the ability of the Company or the combined company to identify and integrate acquisitions; general economic and market conditions impacting demand for the products of the Company or the combined company; the inability to complete the proposed Transactions; the inability to recognize the anticipated benefits of the proposed Transactions, which may be affected by, among other things, the amount of cash available following any redemptions by BWAQ shareholders; the ability to meet Nasdaq’s listing standards following the consummation of the proposed Transactions; costs related to the proposed Transactions; and such other risks and uncertainties as are discussed in the Form 10-K, the Final Prospectus and the proxy statement to be filed relating to the Transactions. Other factors include the possibility that the proposed Transactions do not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

The Company, PubCo and BWAQ each expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of Company, PubCo or BWAQ with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed Transactions, PubCo intends to file with the SEC a registration statement on Form F-4, which will include a preliminary proxy statement containing information about the proposed Transactions and the respective businesses of the Company and BWAQ, as well as the prospectus relating to the offer of the PubCo securities to be issued to in connection with the completion of the proposed Transactions. After the registration statement is declared effective, BWAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Transactions.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. Shareholders of BWAQ will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

PubCo, the Company, BWAQ and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from BWAQ’s shareholders with respect to the proposed Transactions. Information regarding BWAQ’s directors and executive officers is available in BWAQ’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation relating to the proposed Transactions and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus when it becomes available.

No Offer or Solicitation

This Report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of August 10, 2023, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company and Fuji Solar Co., Ltd.
10.1*	Sponsor Support Agreement, dated as of August 10, 2023, by and among Blue World Acquisition Corporation, Blue World Holdings Limited and TOYO Co., Ltd.
10.2*	Shareholder Lock-Up and Support Agreement, dated as of August 10, 2023, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, and Fuji Solar Co., Ltd.
10.3	Form of Sponsor Lock-Up Agreement, by and between Blue World Holdings Limited and TOYO Co., Ltd.
10.4	Form of Registration Rights Agreement
10.5	Form of Warrant Assumption Agreement
99.1	Press Release, dated August 10, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Blue World Acquisition Corporation

	By:	/s/ Liang Shi
	Name:	Liang Shi
	Title:	Chief Executive Officer

Date: August 10, 2023